Filed pursuant to Rule 425 under the
Securities Act of 1933, as amended, and
deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Quad/Graphics, Inc.
Filer’s Commission File No.: 001-34806

Subject Company: Courier Corporation
Commission File No.: 001-34268

Joel Quadracci Chairman, President & CEO N61W23044 Harry's Way Sussex, WI 53089-2827 tel 414.566.2200 joel.quadracci@qg.com

January 16, 2015

As a valued client of Quad/Graphics, I want to share great news with you. Quad/Graphics has launched a major three-year plan to transform our book platform to give publishers like you a full range of options for producing and delivering books on demand, bringing zero inventory and just-in-time delivery closer to reality. Our plan includes:

•
A game-changing investment in 20-plus HP high-speed color digital web presses and integrated front- and back-end systems to expedite order entry through printing, finishing, fulfillment and delivery; and

•	Acquiring Courier Corporation, a recognized leader and innovator in digital and conventional book manufacturing, publishing and content management.
I want to share some of the reasons behind our plan, the biggest of which is it will allow for an entirely new business model in the book supply chain. We will be able to offer you:

•	increased customization and versioning capabilities, making your content more relevant and valuable;

•	faster time-to-market;

•	reduced waste, inventories and obsolescence; and

•	lower fixed costs.
Our goal is bold: transform the book industry. We have spent the last few years listening to you and other book publishers. We are intimately familiar with the challenges you face – from your need to better control costs to finding new revenue streams, adapting to change, getting books to market faster, better aligning book supply with demand, better controlling inventories and obsolescence, and much more.

Here at Quad, we believe our approach will truly make a difference. We look forward to showing the world a very different future for books and book production. As we grow and offer more best-in-class solutions for content management, production and delivery, we aim to become your supplier of choice.

Please note that until our agreement with Courier closes, both companies will continue to operate as separate entities. In other words, it’s business as usual.

As always, we value your business, and we appreciate the continued trust and confidence you place in us. Here’s to the future of books!
Sincerely,

/s/ Joel Quadracci

Joel Quadracci
Chairman, President & CEO
Quad/Graphics

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, Quad/Graphics expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Courier that also constitutes a prospectus of Quad/Graphics. Courier will mail the proxy statement/prospectus to its shareholders. Quad/Graphics and Courier also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Quad/Graphics and Courier with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Quad/Graphics with the SEC will be available free of charge on Quad/Graphics’ website at www.QG.com or by contacting Quad/Graphics Investor Relations at IR@qg.com. Copies of the documents filed by Courier with the SEC will be available free of charge on Courier’s website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

This communication is not a solicitation of a proxy from any investor or shareholder. However, Courier and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Courier’s executive officers and directors in Courier’s annual report on Form 10-K filed on December 1, 2014, and its definitive proxy statement filed with the SEC on December 10, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Courier using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

From: Joel
To: Quad-ALL
Subj: Quad/Graphics to acquire Courier Corporation

What a week! On Wednesday I shared our three-year plan to transform our book platform through a significant investment in new digital presses and integrated front- and back-end systems. Today, I am pleased to announce another bold move that will accelerate that plan: We have signed a definitive agreement to acquire Courier Corporation, a recognized leader and innovator in digital and conventional book manufacturing, publishing and content management.
Courier is a successful, well-run company that has many things in common with Quad/Graphics, including a passion for innovation and a culture that trusts and believes in people. For more details on this exceptional company, please read this fact sheet. Additional details about the acquisition are included in today’s press release.

I am excited about the opportunities ahead with Courier as part of our company. Together, we will redefine the entire book supply chain, becoming the book printer of choice by giving publishers increased customization and versioning capabilities; faster time-to-market; reduced waste, inventories and obsolescence; and lower fixed costs.

I look forward to welcoming Courier’s employees to our family later this year. We expect the transaction to close midyear at which time Courier’s Chairman, President and CEO, James Conway, will join Quad/Graphics as President of our Book Division. James, or Jimmy as he likes to be called, is a dynamic leader who grew up in the book industry. He is regarded by many as an industry visionary and icon. I know he will expertly lead our book division as we undergo our transformation. With that said, I want to acknowledge the exceptional leadership Ray Minturn has provided for our book division. He and his predecessor, Jeff Duening, worked long and hard to put us in position to be a major force in the book industry, and I thank them both. Until the transaction closes, Ray continues as the leader of our book division and then will help lead the integration.

Like other major acqusitions, this transaction is subject to customary closing conditions, including regulatory approval and approval of Courier’s shareholders. Until closing, I want to remind you that we remain separate and independent companies. This means business as usual in terms of our day-to-day operations, including sales activities. In the meantime, continue to focus on serving our clients well, delivering the quality and service they expect and deserve.

I look forward to sharing more with you as we continue on this exciting journey! It’s another moment to be Quad Proud.

Joel

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, Quad/Graphics expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Courier that also constitutes a prospectus of Quad/Graphics. Courier will mail the proxy statement/prospectus to its shareholders. Quad/Graphics and Courier also plan to file other relevant documents with the SEC regarding the proposed transaction.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Quad/Graphics and Courier with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Quad/Graphics with the SEC will be available free of charge on Quad/Graphics’ website at www.QG.com or by contacting Quad/Graphics Investor Relations at IR@qg.com. Copies of the documents filed by Courier with the SEC will be available free of charge on Courier’s website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

This communication is not a solicitation of a proxy from any investor or shareholder. However, Courier and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Courier’s executive officers and directors in Courier’s annual report on Form 10-K filed on December 1, 2014, and its definitive proxy statement filed with the SEC on December 10, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Courier using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Dave Blais Executive Vice President of Global Procurement & Platform Strategy N61W23044 Harry's Way Sussex, WI 53089-2827 tel 414.566.2013 dave.blais@qg.com

January 16, 2015

Dear Valued Supplier:

I am pleased to share with you the exciting news that Quad/Graphics has signed an agreement to acquire Courier Corporation, a recognized leader and innovator in digital and conventional book manufacturing, publishing and content management. Please see today’s press release for more information.

The acquisition accelerates our three-year strategy to transform our book platform, announced on Wednesday, January 14. This strategy includes a significant investment in 20-plus high-speed, color digital web presses with complementary front-end and back-end integrated systems that will give publishers increased customization and versioning capabilities; faster time-to-market; reduced waste, inventories and obsolescence; and lower fixed costs.

Please note that our agreement with Courier is subject to customary closing conditions, including regulatory approval and approval of Courier’s shareholders. We expect the transaction to close mid-year 2015. Until then, both Quad/Graphics and Courier will be operating our businesses as usual.

This transaction does not affect Quad/Graphics’ agreements with our existing suppliers, and we will continue to conduct business with you as usual.

Also, please understand that Quad/Graphics cannot have any discussions regarding Courier’s pricing, terms, etc., with suppliers until after the transaction closes.

We value your partnership, and we appreciate the continued trust and confidence you have placed in us.

Sincerely,

/s/ Dave Blais

Dave Blais
Executive Vice President of Global Procurement & Platform Strategy
Quad/Graphics

Additional Information about the Proposed Transaction and Where to Find It:

In connection with the proposed transaction, Quad/Graphics expects to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Courier that also constitutes a prospectus of Quad/Graphics. Courier will mail the proxy statement/prospectus to its shareholders. Quad/Graphics and Courier also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Quad/Graphics and Courier with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Quad/Graphics with the SEC will be available free of charge on Quad/Graphics’ website at www.QG.com or by contacting Quad/Graphics Investor Relations at IR@qg.com. Copies of the documents filed by Courier with the SEC will be available free of charge on Courier’s website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

This communication is not a solicitation of a proxy from any investor or shareholder. However, Courier and certain of its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Courier’s executive officers and directors in Courier’s annual report on Form 10-K filed on December 1, 2014, and its definitive proxy statement filed with the SEC on December 10, 2013. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Courier using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.